iShares Trust
Transactions Effected Pursuant to Rule 10f-3
N-SAR Item 77(O)						Aggregate	Aggregate	Purchase	Total
				Underwriter		Principal	Principal	Price	Commission
		Date of	Date of	From Whom	Affiliated	Amount	Amount	Per Share	Paid to
Series	Issuer	Offering	Purchase	Purchased	Underwriter	of Offering	Purchased	(USD)	Affiliate
224	The School District of Philadelphia, General Obligation Refunding Bonds, Series D of 2015	03/26/15	03/26/15	Merill Lynch, Pierce, Fenner & Smith	PNC	$128,620,000	$250,000	$ 111.37

225	The School District of Philadelphia, General Obligation Refunding Bonds, Series D of 2015	03/26/15	03/26/15	Merill Lynch, Pierce, Fenner & Smith	PNC	$128,620,000	$135,000	$ 113.25

260	The School District of Philadelphia, General Obligation Refunding Bonds, Series D of 2015	03/26/15	03/26/15	Merill Lynch, Pierce, Fenner & Smith	PNC	$128,620,000	$90,000	$ 114.96